FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 9/28/2017

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing Ternium plans to build new facilities in Mexico and Colombia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio

Name: Pablo Brizzio

Title: Chief Financial Officer

Dated: September 28, 2017

Sebastián Martí

Ternium - Investor Relations

+1 (866) 890 0443

+54 (11) 4018 8389

www.ternium.com

Ternium further develops its industrial system with plans to build new facilities in Mexico and Colombia

•	New hot rolling mill at Ternium’s Pesquería industrial center in Mexico to be operational by the second half of 2020
•	New steel bar production facility in Colombia to be completed by the second half of 2019

Luxembourg, September 28, 2017 – Ternium S.A. (NYSE: TX) today announced two new investment programs that will further develop its industrial system to better serve its customers. The company plans to install a new hot rolling mill at its Pesquería industrial center in Mexico, and to build a new steel reinforcing bar manufacturing facility in northern Colombia.

The new state-of-the-art hot rolling mill in Mexico will target the growing industrial and commercial markets, improving customer service and reducing lead-times. The investment will constitute a significant technological upgrade to the country’s steel production capacity, enabling the expansion of Ternium’s product range to encompass a broader dimensional offering and the most advanced steel grades, with the aim at replacing high-value-added steel imports. Ternium’s new hot rolling mill will have an annual production capacity of 3.7 million metric tons. With a total investment of USD1.1 billion, the new line would be operational by the second half of 2020. The current plan includes the option to increase in the future the line’s production capacity by an additional 1.1 million metric tons with a small additional investment.

“A new high-end hot rolling mill in Mexico is a logical next step after the addition of our new facility in Brazil, formerly known as CSA, to Ternium’s industrial system,” said Daniel Novegil, CEO of Ternium. “This new equipment, once operational, will integrate upstream with Ternium’s high-end steelmaking capacity in Brazil and downstream with the company’s state-of-the-art Pesquería facility. This will allow us to produce in Mexico technologically advanced products for the demanding and innovative automotive industry, as well as for a wide range of other industries like the home appliance, machinery, energy and construction sectors.”

Mr. Novegil continued: “We are also proud to announce a new steel bar production facility in northern Colombia to integrate upstream our operations in the country. The Colombian steel market has been gaining relevance in the region in the last years, with significant growth in steel consumption. This investment will enable us to expand our market share in the dynamic construction sector by offering an alternative to imports. The new facility will enlarge Ternium’s footprint in the country and at the same time contribute to Colombia’s industrial development.”

With annual production capacity of 520,000 metric tons and total investment of approximately USD90 million, the new steel bar and coil mill will expand Ternium’s reinforcing bar production capacity in Colombia to 720,000 metric tons. The new mill would be completed by the second half of 2019.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, construction, capital goods, container, food and energy industries through its manufacturing and service center network and advanced customer integration systems. More information about Ternium is available at www.ternium.com.